FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. (the “Company”) on May 5, 2008, announcing the delivery of the latest drybulk vessel, M/V ASTRALE.  Attached hereto as Exhibit 2 is the Company’s press released dated April 24, 2008, announcing the issuance of 7.3 million shares of its common stock in a private placement.

EXHIBIT 1

NEWS RELEASE for May 5, 2008

Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc.	TOP Ships Inc.
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@topships.org

TOP SHIPS ANNOUNCES DELIVERY OF THE LATEST DRYBULK VESSEL

ATHENS, GREECE (May 5, 2008) … TOP Ships Inc. (NasdaqGS:TOPS) announced that it has taken delivery of the M/V ASTRALE, a 75,933 dwt Panamax drybulk vessel, built in 2000 in Japan. The vessel has been financed with secured bank debt.

The M/V ASTRALE is the last drybulk vessel to be delivered under agreements entered into by the Company in 2007, all of which were delivered between  the fourth quarter 2007 and the second quarter 2008. The ASTRALE has entered into a time-charter employment for a period of one year at a gross rate of $72,000 per day.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

•
a fleet of 17 tankers, consisting of 9 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 1.7 million dwt, of which 83% are sister ships. Twelve of the Company’s 17 tankers are on time charter contracts with an average initial term of over two years with all but three of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009.

•	a fleet of five drybulk vessels. Four of the Company’s five drybulk vessels have period charter contracts for an average period of 20 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include possible shareholder objections to the settlement of the class action, possible shareholder opt outs from the settlement, possible disapproval of the Court of the settlement, possible shareholder class appeals of the settlement and adverse outcomes on appeal, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 2

NEWS RELEASE for April 24, 2008

Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc.	TOP Ships Inc.
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@topships.org

TOP SHIPS ISSUES 7.3 MILLION SHARES IN PRIVATE PLACEMENT

ATHENS, GREECE (April 24, 2008) … TOP Ships Inc (NasdaqGS:TOPS), announced today that it has privately placed 7.3 million common unregistered shares for aggregate gross proceeds of $51 million with various investors.  The 7.3 million shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008.

Of the shares placed, 2.9 million shares were placed with Sphinx Investment Corp., a company privately controlled by George Economou.

The Company expects to issue the privately placed shares in multiple transactions between April 30 and May 7, 2008.  The Company expects to use the proceeds for acquisitions and general corporate purposes.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

•
a fleet of 17 tankers, consisting of 9 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 1.7 million dwt, of which 83% are sister ships. Twelve of the Company’s 17 tankers are on time charter contracts with an average initial term of over two years with all but three of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009.

•
a fleet of four drybulk vessels with delivery of one additional drybulk vessel expected during April or in early May 2008.  When this vessel is delivered, four of the Company’s five drybulk vessels will have period charter contracts for an average period of 20 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: May 6, 2008	By: /s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis Chief Executive Officer

SK 23116 0001 880920